Filed Pursuant to Rule 433
Registration No. 333-139239
Final Term Sheet

Issuer:	Avista Corporation
Issue:	First Mortgage Bonds, 5.95% Series due 2018
Ratings*:	Baa2/BBB+/BBB (stable/stable/positive)
Offering Size:	$250,000,000
Coupon:	5.95%
Trade Date:	March 27, 2008
Settlement Date:	April 3, 2008 (T+5)
Stated Maturity:	June 1, 2018
Spread to Benchmark Treasury:	T+250 bps
Yield to Maturity:	5.992%
Benchmark Treasury Yield:	3.492%
Benchmark Treasury:	3.50% due February 15, 2018
Initial Public Offering Price:	99.666%
Proceeds to Issuer (before expenses):	$247,540,000
Optional Redemption:	Make-Whole Call, 37.5 bps spread over U.S. Treasuries
Interest Payment Dates:	Semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2008
Joint Bookrunners:	UBS Securities LLC
BNY Capital Markets, Inc.
Goldman, Sachs & Co.
Senior Co-Managers:	Banc of America Securities LLC
KeyBanc Capital Markets Inc.
Co-Managers:	Wedbush Morgan Securities Inc.
Wells Fargo Securities, LLC
*Note: Each security rating agency has its own methodology for assigning ratings. Security ratings are not recommendations to buy, sell or hold securities. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies. Each credit rating should be evaluated independently of any other ratings.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC toll-free at 1-877-827-6444, extension 561-3884.